                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                NSD BANCORP, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   62938D108
                                 (CUSIP Number)

                            M. PATRICIA OLIVER, ESQ.
                        Squire, Sanders & Dempsey L.L.P.
                                 4900 Key Tower
                                127 Public Square
                           Cleveland, Ohio 44114-1304
                                 (216) 479-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 1, 1998
             (Date of Event which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 62938D108                                                                            Page 2 of 9 Pages
-------------------                                                                            -----------------


1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Citizens Bancshares, Inc.

2                 CHECK THE APPROPRIATE BOX IF A MEMBER                                          (a)
                  OF A GROUP*                                                                    (b)

3                 SEC USE ONLY

4                 SOURCE OF FUNDS*
                  WC

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ohio

                                            7        SOLE VOTING POWER
                  NUMBER OF                          262,066 shares of common stock, as of July 1, 1998
                  SHARES
                  BENEFICIALLY
                  OWNED BY
                  EACH                      8        SHARED VOTING POWER
                  REPORTING                          None
                  PERSON
                                            9        SOLE DISPOSITIVE POWER
                                                     262,066 shares of common stock, as of July 1, 1998



                                            10       SHARED DISPOSITIVE POWER
                                                     None

11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  262,066 shares of common stock, as of July 1, 1998

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.13%

14                TYPE OF REPORTING PERSON*
                  HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


CUSIP No. 62938D108                                            Page 3 of 9 Pages
-------------------                                            -----------------


Item 1.        Security and Issuer

               The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of NSD Bancorp, Inc., a Pennsylvania corporation (the "Issuer"). The address of the Company's principal executive office is 100 Federal Street, Pittsburgh, Pennsylvania 15212- 5711.

Item 2.        Identity and Background

               This statement is being filed by Citizens Bancshares, Inc., an Ohio corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Bancshares"). The principal business offices of Bancshares are located at 10 East Main Street, P.O. Box 247, Salineville, Ohio 43945. As of the date hereof, Bancshares' primary business is commercial and retail banking. Bancshares is a holding company for three wholly owned subsidiary banks, a wholly owned reinsurance company and a wholly owned courier company. The names of the directors and executive officers of Bancshares and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

               Neither Bancshares, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Bancshares nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               This statement relates to Bancshares' July 1, 1998 purchase of 132,899 shares of the Issuer's outstanding Common Stock for a purchase price of $34.76 per share. Bancshares utilized working capital in effectuating the purchase of Issuer's Common Stock. The July 1, 1998 purchase increased Bancshares' beneficial ownership of the Issuer's outstanding Common Stock from 4.99% to 10.13%, thus triggering this reporting requirement.

Item 4.        Purpose of Transaction

               The Common Stock beneficially owned by Bancshares was acquired by Bancshares for investment purposes.

               On May 4, 1998, Bancshares, National City Bank and Polly B. Lechner, as Trustees (the "Trustees") under Trust Agreement dated December 10, 1986, established by Carl Brandt, as grantor ("Seller"), Pennsylvania State University, Polly B. Lechner, an individual, and Betsy B. Brandt, an individual, entered into the Stock Purchase Agreement attached hereto as Exhibit 99(a)(i) ("Stock Purchase Agreement") pursuant to which (i) Seller agreed to sell 262,066 shares of the Issuer's outstanding Common Stock and (ii) Bancshares agreed to buy such shares for a purchase price of $34.76 per share, or an aggregate of $9,109,414.16 (the "Purchase Price"). The purchase and sale took place in two installments: 129,167 shares or approximately 4.99% of the issued and outstanding shares of the Issuer were purchased and sold on May 4, 1998 and the remaining 132,899 shares were purchased and sold on July 1, 1998.

                                  SCHEDULE 13D


CUSIP No. 62938D108                                            Page 4 of 9 Pages
-------------------                                            -----------------

               Other than as set forth in this Item 4 and in the Stock Purchase Agreement, Bancshares has no present plans or proposals relating to or which would result in

               a. any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               b. any sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

               c. any change in the present board of directors or management of the Issuer, including a change in the number or term of directors, or the filling of any existing vacancies on the board;

               d. any material change in the present capitalization or dividend policy of the Issuer;

               e. any other material change in the Issuer's business or corporate structure;

               f. changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               g. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

               h. a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

               i.   any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer

               Excluding the transactions contemplated by the Stock Purchase Agreement, Bancshares did not beneficially own, for purposes of Rule 13d-3 under the Exchange Act, any shares of the Issuer's Common Stock and, during the sixty days prior to the date of the binding option, Bancshares did not effect any transactions in shares of the Issuer's Common Stock. As disclosed by such persons to Bancshares, as of July 1, 1998, none of the executive officers or directors of Bancshares beneficially owned any shares of the Issuer's Common Stock nor, during the sixty days prior to the date of the binding option, did any such executive officer or director effect any transactions in shares of the Issuer's Common Stock.

                                  SCHEDULE 13D


CUSIP No. 62938D108                                            Page 5 of 9 Pages
-------------------                                            -----------------

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

               See Item 4 of this Schedule 13D.


Item 7.        Material to Be Filed as Exhibits

               The following documents are filed herewith as exhibits to this statement:

               (a) Form of Stock Purchase Agreement, dated as of July 1, 1998, by and between Bancshares, National City Bank and Polly B. Lechner, as Trustees under Trust Agreement dated December 10, 1986, established by Carl Brandt, as grantor, Pennsylvania State University, Polly B. Lechner, an individual, and Betsy B. Brandt, an individual.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CITIZENS BANCSHARES, INC.

                                By: /s/ Marty E. Adams
                                    ------------------
                                      Marty E. Adams
                                      President and Chief Executive Officer

Date:  July ___, 1998

                                  SCHEDULE 13D


CUSIP No. 62938D108                                            Page 6 of 9 Pages
-------------------                                            -----------------

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            CITIZENS BANCSHARES, INC.

     The names, business addresses and present principal occupations of the directors and executive officers of Citizens Bancshares, Inc. are set forth below. If no business address is given, the director's or executive officer's business address is 10 East Main Street, P.O. Box 247, Salineville, Ohio 43945. The business address of each of the directors of Citizens Bancshares, Inc. is also the business address of such director's employer, if any. Directors of Citizens Bancshares, Inc. are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

                                                     PRESENT PRINCIPAL OCCUPATION OR
NAME                                                     EMPLOYMENT AND ADDRESS
----                                                 --------------------------------

*Marty E. Adams                     Vice Chairman of the Board, President, and Chief Executive
                                    Officer of Bancshares and the Citizens Banking Company
                                    ("Citizens"), director and Chairman of the Board of First
                                    National Bank of Chester ("FNB")

*Keith D. Burgett, D.V.M.           Veterinarian, owner of Carrollton Animal Hospital, and owner of
                                    Burgett Angus Farm. Address: 1246 Antiqua Road S.W., Carrollton,
                                    OH 44615


*Willard L. Davis                   President of SPM Fleet Services, Inc., Vice President of State
                                    Park Motors, Inc., and co-owner of Cardinal Motors, Inc.
                                    Address: 759 County Hwy 59, Richmond, OH 43944

*Del Goedeker                       Retired. Address: 200 Geneva Drive, Aliquippa, PA 15001

*Charles I. Homan                   Director, President and Chief Executive Officer of Michael Baker
                                    Corporation. Address: 130 Glenfield Drive, Beaver, PA 15009

*Fred H. Johnson                    Retired. Address: Box 61, Summitville, OH 43962

*Fred H. Johnson III                Corporate Secretary of Bancshares and Citizens, Director and
                                    President of Summitcrest, Inc. Address: Box 5, Summitville, OH
                                    43962

*H. Lee Kinney                      Senior Vice President, Community and Customer Relations of The
                                    Citizens Banking Company. Address: 127 South Fourth Street,
                                    Steubenville, OH 43952

*Gerard P. Mastroianni              President of Buckeye Village Market, Inc. and President of
                                    Alliance Ventures. Address: 1800 West State Street, Alliance, OH
                                    44601

*James C. McBane                    Chairman of the Board of Bancshares and Citizens, Director of
                                    FNB, and Principal and Chief Executive Officer of McBane
                                    Insurance Agency, Inc. Address: School Street - Box 340,
                                    Bergholz, OH 43908

*Kenneth E. McConnell               Owner and operator of McConnell's Farm and a Partner in
                                    McConnell's Farm Market. Address: 2189 State Route 43, Richmond,
                                    OH 43944

                                  SCHEDULE 13D


CUSIP No. 62938D108                                            Page 7 of 9 Pages
-------------------                                            -----------------


*Elden L. Surbey                    Retired. Address: 6149 Brinker S.W., Navarre, OH 44662



*Glenn F. Thorne                    President and Chief Executive Officer of Thorne Management,
                                    Inc., Manager of Bias Realty, Ltd., and General Partner of CPW
                                    Properties, Ltd. Address: 1327 Highland Avenue, Salem, OH 44460



*Joseph N. Tosh II                  President and Chief Executive Officer of Century National Bank &
                                    Trust Company. Address: One Century Place, Rochester, PA
                                    15074-9901



Frank J. Koch                       Executive Vice President, Citizens. Address: 10 East Main
                                    Street, Salineville, OH 43945



Lawrence P. Crow                    Senior Vice President and Branch Administrator, Citizens.
                                    Address: 10 East Main Street, Salineville, OH 43945



Thomas G. Leek                      Senior Vice President, Bank Operations, Citizens. Address: 10
                                    East Main Street, Salineville, OH 43945



Patrick A. Sebastiano               Senior Vice President and Trust Officer of FNB. Address: 80
                                    Boardman- Poland Road, Boardman, OH 44512



William L. White III                Senior Vice President and Chief Financial Officer, Citizens.
                                    Address: 10 East Main Street, Salineville, OH 43945



Jayson M. Zatta                     Senior Vice President and Manager, Commercial Banking
                                    Department, Citizens. Address: 10 East Main Street, Salineville,
                                    OH 43945

                                  SCHEDULE 13D


CUSIP No. 62938D108                                            Page 8 of 9 Pages
-------------------                                            -----------------

                                  EXHIBIT INDEX



               Exhibit
               -------

99.1 Form of Stock Purchase Agreement, dated as of July 1, 1998, by and between Bancshares, National City Bank and Polly B. Lechner, as Trustees under Trust Agreement dated December 10, 1986, established by Carl Brandt, as grantor, Pennsylvania State University, Polly B. Lechner, an individual, and Betsy B. Brandt, an individual.